UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

 OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of August 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :   □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :   □

Item 8.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Longtop Financial Technologies Limited (the “Company”) received a letter dated August 19, 2011 (the “Wells Notice”) from the staff of the United States Securities and Exchange Commission (“SEC”) on August 24, 2011.  The Wells Notice states that the staff intends to recommend that the SEC take legal action against the Company alleging that the Company violated Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 13a-1 thereunder

In the Wells Notice, the staff identified the following facts that it believes supports these charges:

“[O]n May 23, 2011, Longtop furnished a report on Form 6-K announcing, among other things, the resignation of Longtop’s Outside auditor, Deloitte Touche Tohmatsu CPA Ltd. (“DTT”) and that continued reliance should no longer be placed on the company’s audit reports on previous financial statements.  Accordingly, the financial statements contained in the company’s annual reports on Form 20-F filed with the Commission in 2008, 2009, and 2010 are now considered unaudited and the company does not have any reports with current reliable financial information available to the investing public.  Therefore, Longtop is delinquent in its reporting obligations under the securities laws.”

The Wells Notice also states that “[i]n connection with the contemplated proceedings, the staff may seek to institute administrative proceedings under Section 12(j) of the Exchange Act, to determine whether the registration of the securities of Longtop should be suspended or revoked.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 29, 2011                          LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer